EXHIBIT 10.1

Dear Peter,

Thank you for your outstanding service to Hill-Rom Holdings, Inc. (“Company”), and for your support of the, Board of Director’s succession planning process for the Company’s next President and Chief Executive Officer (“CEO”). We appreciate your desire to collaborate with the Company in your planning for retirement as an employee of the Company closely after the date of your sixty fifth birthday in April 2011 and also appreciate your willingness to assist the Company in an orderly succession by stepping down as CEO earlier or later than that date, depending on when your successor is identified. It is anticipated succession will not occur before the 2010 calendar year. The purpose of this Letter Agreement (“Agreement”) is to make sure that your talents are available and maximized for the Company’s and new CEO’s benefit during the succession process and subsequent transitional period, and ensure that your willingness and flexibility as to your transition provides you appropriate compensation and benefits for your continuing contributions to the success of the Company through your originally contemplated retirement date.

Accordingly, this Agreement memorializes the terms of your employment through your retirement and thereafter a contemplated consulting relationship with the Company. Your “CEO Transition Date” will be the date a new CEO commences employment with the Company. This Agreement amends the Employment Agreement between you and the Company dated March 31, 2008 (“Employment Agreement”), and any capitalized terms used, but not otherwise defined in this Agreement shall have the meanings ascribed to those terms in the Employment Agreement.

1. Pre-Succession Period.

(a) During the period commencing on the date of this Agreement and ending on CEO Transition Date (“Pre-Succession Period”), you will continue to be fully engaged as the Company’s President and CEO. The terms of the Employment Agreement in effect immediately prior to the date of this Agreement will continue in effect, except as otherwise explicitly set forth in this Agreement. Your salary, at an annualized rate of $840,000, shall continue to the later of December 31, 2009 or the last day of the Pre-Succession Period. During the Pre-Succession Period you will be eligible for a bonus under the Company’s Short Term Incentive Compensation (“STIC”) Plan for the Company’s fiscal years 2009 (not pro-rated), and for 2010 and 2011 prorated for the time you served as CEO, during such periods which will be paid at the normal time for bonus payments. This bonus will be based on overall corporate performance and the Company’s Compensation and Management Development Committee’s (“Committee”) discretion as to your personal performance modifier and will be subject to all of the terms of the STIC Plan for the Company’s fiscal years 2009, 2010 and 2011, respectively.

(b) On the CEO Transition Date, you agree that you will automatically, without further action, cease serving as a member of the Boards of Directors of the Company or any of its subsidiaries (“Boards”). From and after the CEO Transition Date you will no longer be eligible to be elected to any of the Boards after such date, except in any of the Boards’ sole discretion.

(c) On the CEO Transition Date, (i) the Change in Control Agreement between you and the Company dated March 31, 2008 will automatically, without further action required, terminate, and the Company and you will have no obligations thereafter under such Change in Control Agreement. Your treatment in the event of your termination not for cause by the Company, whether in connection with a change in control or otherwise, is addressed in Sections 3(d) and (e), 4 and 6 (b) and (c) below.

(d) If the CEO Transition Date is on or after April 30, 2011, from and after the CEO Transition Date you will no longer be an employee, officer or President and CEO of the Company or any of its subsidiaries, you will no longer be eligible to be elected to such positions, and you will not be entitled to any Severance Payments under Paragraph 16 of your Employment Agreement. Subject to the terms and conditions contained in this Agreement and the Consulting Agreement attached hereto as Exhibit A (“Consulting Agreement”), you will be entitled to the payments under Section 5 of this Agreement.

(e) Until the CEO Transition Date, the Committee will determine, based on the then existing facts and circumstances whether, and the extent to which, ongoing stock based awards will be granted to you.

2. Post-Succession Period.

(a) If the CEO Transition Date is on or after April 30, 2011, there shall be no Post-Succession Period as set forth in this Section 2, and this Section 2 shall terminate and be null and void for all purposes.

(b) If your CEO Transition Date is before April 30, 2011, then during the period commencing on the day immediately following the CEO Transition Date and ending on April 30, 2011 (“Post-Succession Period”), you will no longer be President or CEO of the Company, and you will no longer be eligible to be elected to such position beginning on the first day of the Post-Succession Period. However, during the Post-Succession Period you will continue to be employed by the Company through April 30, 2011. It is contemplated that you would continue to advise and help shape the Company’s business and product innovation initiatives. You will continue to be subject to the terms of the Employment Agreement as modified by this Agreement. You will report solely to the Company’s CEO and will hold the title “Chief Innovation Officer.” All work and tasks to be started and completed by you in this position will be authorized by the then existing CEO.

(c) During the Post-Succession Period and for the services rendered as an employee of the Company as described in Section 2(b) above, you will receive an annualized salary of $500,000 payable in regular payroll installments, which shall be your “Base Salary” as defined in the Employment Agreement (“Base Salary"); provided, that to receive such amount you will be available to perform services constituting at least 40% of your time, which, for purposes of this agreement shall be agreed to be at least 1,000 hours per year on a fully annualized basis (or an average of 83.33 hours per month). For the first 250 hours you will receive no additional compensation and for and any days or hours worked in excess of 250 hours, you will receive an additional $2,000 per eight hour day (“Employment Per Diem Amount”) or $250 per hour (“Employment Hourly Amount”) as payment for time spent in your new position described in Section 2(a) above. With respect to the Employment Per Diem Amount and Employment Hourly Amount, within ten (10) days after the end of each calendar month in the Post-Succession Period, you will provide the General Counsel of the Company a report reflecting each day (and/or hour) you worked in your new position during such month, and within fourteen (14) days of the receipt of such report, the Company will pay you the Employment Per Diem Amount and Employment Hourly Amount for such month based on the days and hours worked as reflected in the report.

(d) It is anticipated that you will incur a “separation from service” (under Treasury Regulation Section 1.409A-1(h)) on the last day of the Post-Succession Period. As of the last day of the Post-Succession Period, you agree that you will automatically, without further action, cease serving as an employee or officer of the Company or any of its subsidiaries, and you will not be entitled to any Severance Payments under Paragraph 16 of your Employment Agreement. Subject to the terms and conditions contained in this Agreement and the Consulting Agreement, you will be entitled to the payments under Section 5.

3. Benefits During the Pre- and Post-Succession Periods.

(a) During the Pre-Succession Period and Post-Succession Period (if applicable) you will continue to receive the benefits described in Section 4(f) and Section 4(h) of the Employment Agreement, except as provided in (i) and (ii) below, both being effective with your CEO Transition Date.

(i) With respect to health, dental and vision coverage, you will be eligible for coverage under the related Company plans in accordance with Section 4980B of the Internal Revenue Code of 1986, as amended (“COBRA Coverage”). The Company will fully subsidize and provide such COBRA Coverage at no cost to you on an after-tax basis.

(ii) With respect to disability benefits, upon your becoming disabled, you will immediately notify the Company of such disability, and (A) the Company will continue to pay you your Base Salary during the period that you otherwise would be entitled to benefits under the Company’s short-term disability plan (if not so entitled); and (B) upon such disability continuing in duration to become a long-term disability, you will be a participant under the Company’s long term disability plan and receive the long-term disability benefits as are due you under such plan. For purposes of this Section 3(a)(ii), “disability” shall have the same meaning as disability set forth in the disability plans of the Company.

(b) During the Pre-Succession Period and so long as you remain an employee of the Company during such period, you will continue to receive the “Aircraft Use” benefit described in Section 4(g) of the Employment Agreement, but during the Post-Succession Period (if applicable), the Aircraft Use benefit shall be revised to be that your Aircraft Use can only be for Company business (including business travel to Batesville, Indiana) and only upon receipt of the approval of the then existing CEO (or in accordance with parameters and procedures previously-agreed with the CEO). During the Post-Succession Period (if applicable) there shall be no Aircraft Use for personal travel.

(c) During the Pre-Succession Period and so long as you remain an employee of the Company during such period, the office and clerical support provided to you prior to the date of this Agreement will continue to be provided to you. During the Post-Succession Period (if applicable) and so long as you remain an employee of the Company during such period, an office will be provided to you at the Company’s home office (or other premises as may be mutually agreed) as well as the reasonable use of an assistant for any work on any Company business. You also will be furnished such other offices and related facilities and support personnel as are commensurate with your new role and responsibilities, to be determined by the CEO. During the Post-Succession Period (if applicable), unless requested by the Company CEO for business purposes, it is not expected that you will need to travel to Batesville, Indiana to perform your employment services but may do so if, in your discretion, it facilitates your duties and responsibilities.

(d) Except as provided in Section 3(f) below, all equity-based compensation which has not vested prior to the date of the Agreement shall continue to vest in accordance with the related grant or award agreement so long as you continue to be an employee of the Company during the Pre-Succession Period and Post-Succession Period. Notwithstanding the foregoing, all then-unvested performance-based restricted stock units (“RSU”) will become fully vested on April 30, 2011, but only if you are an employee of the Company on such date or if the Company terminates your employment prior to April 30, 2011 for reasons other than for Cause (as defined in Section 10 of the Employment Agreement) or you terminate due to Good Reason (during the Pre-Succession Period as defined under Paragraph 11 of the Employment Agreement, and during the Post-Succession Period as defined under Section 6(b) below), and shares of Company common stock underlying the RSUs will be distributed to you only to the extent the performance goals are achieved at the end of the applicable performance periods, with those RSUs whose performance goals are not achieved being forfeited.

(e) Except as otherwise provided in this Section 3(e), with respect to any Company stock options granted to you prior to this Agreement (“Stock Options”), if your employment with the Company terminates prior to April 30, 2011, such Stock Options shall be exercised in accordance with terms of the applicable stock option agreements. If your employment is terminated by the Company prior to April 30, 2011 other than for Cause or by you for Good Reason, you will be fully vested in all Stock Options, except performance-based Stock Options, and shall have until May 1, 2014 to exercise those vested Stock Options. With respect to performance-based Stock Options, if your employment is terminated by the Company prior to April 30, 2011 other than for Cause or by you for Good Reason, you will be treated as if you had retired on April 30, 2011. From and after April 30 2011 or your CEO Transition Date, if later, all vested options may be exercised prior to the earlier to occur of (i) the last day of the “Term” of such option as set forth in the related option agreement or (ii) the latter of May 1, 2014 or the third anniversary of your CEO Transition Date.

(f) On December 3, 2009 you will be granted RSUs having a face value of $200,000. The number of RSUs granted will be equal to $200,000 divided by the average of the high and low Hill-Rom Holding’s Inc. stock price on that date. The RSUs will vest on December 3, 2010 so long as you are employed on such date, or upon the event of your death, termination due to your Disability (as defined under Section 12 of the Employment Agreement), termination by the Company without Cause or by you for Good Reason before that date, and will be distributed within fifteen (15) days thereafter. Other than the grant of the RSUs set forth in the preceding sentence, no equity-based compensation will be granted to you after the date of this Agreement, except in the discretion of the Board or a Committee thereof.

(g) Upon receipt of an invoice therefore, the Company will promptly pay your actual and reasonable out of pocket legal costs of negotiating and entering into this Agreement, but not more than $25,000 in the aggregate.

4. Retirement.

Upon cessation of your employment with the Company, except as provided below if the Company terminates your employment other than for Cause, or you terminate for Good Reason before April 30, 2011, all benefits described in Sections 3(a), 3(b) and 3(c) of this Agreement shall terminate except those benefits which specifically continue after termination of employment. Notwithstanding the foregoing, if your employment is terminated by the Company other than for Cause or you terminate for Good Reason before April 30, 2011, all benefits described in Section 4(f) of the Employment Agreement, other than 401(k) Savings Plan and Supplemental Executive Retirement Plan participation, and in Section 3(a) of this Agreement will continue until April 30, 2011 (provided, COBRA Coverage will expire at such time thereafter as is provided in accordance with the terms of applicable plan under which it is provided).

5. Consulting Period.

(a) If the CEO Transition Date is on or after April 30, 2012, there shall be no Consulting Period as set forth in this Section 5 and this Section 5 shall terminate and be null and void for all purposes.

(b) Starting on the latter to occur of your CEO Transition Date or May 1, 2011 and ending April 30, 2012 (“Consulting Period”), you agree to be a consultant to the Company pursuant to a consulting agreement substantially identical to the Consulting Agreement.

6. Miscellaneous.

(a) Except as provided in Section 6(b) below, while you are employed during the Pre-Succession Period and Post-Succession Period, all obligations of the Company and all of your obligations under the Employment Agreement which are not specifically revised by this Agreement shall continue to be obligations of both Parties.

(b) You hereby agree that from and after the date on which a new CEO commences employment with the Company no provision under Section 2 of this Agreement or the satisfaction of any obligation hereunder, including but not limited to your ceasing to serve as President and CEO and a member of any of the Boards, shall provide you the right to terminate your employment for “Good Reason” as set forth under Section 11 of the Employment Agreement. Notwithstanding the foregoing, during the Post-Succession Period, your right to terminate your employment with the Company for “Good Reason” shall continue provided that for purposes of Section 11 of the Employment Agreement, all references to your position, duties, responsibilities, Base Salary, compensation, office space, related facilities, support personnel and other similar terms shall be the position, duties, responsibility, Base Salary, compensation, office space, related facilities, support personnel and other similar terms set forth in Section 2 and/or Section 3.

(c) If during the Pre-Succession Period or Post-Succession Period, your employment is terminated by the Company without Cause or you terminate your employment with the Company for Good Reason (as provided above), in lieu of the severance payments set forth in Sections 16 and 17 of the Employment Agreement (subject to satisfying all other conditions under that Agreement, e.g., execution of a Separation and Release Agreement), you shall be entitled to receive any remaining balances under your Base Salary and Consulting Fee (as provided under Exhibit A), and benefits due you, otherwise payable or to be provided above under this Agreement. This Section 6(c) does not entitle you to any payments of the Employment Per Diem Amount, Employment Hourly Amount, Consulting Per Diem Amount or Consulting Hourly Amount for hours/days not worked.

(d) You represent and acknowledge that in signing this Agreement you do not rely, and have not relied, upon any representation or statement made by the Company or by any of the Company’s employees, officers, agents, stockholders, directors or attorneys with regard to the subject matter, basis or effect of this Agreement other than those specifically contained herein.

(e) You acknowledge that you have been offered a reasonable amount of time within which to consider and review this Agreement; that you have carefully read and fully understand all of the provisions of this Agreement; and that you have entered into this Agreement knowingly and voluntarily.

(f) All payments to be made under this Agreement and the Employment Agreement are subject to applicable federal, state and any other tax withholding requirements.

Very truly yours,

Hill-Rom Holding, Inc.

By:

Accepted and Agreed to this
day of      , 2009.

Peter H. Soderberg

EXHIBIT A

CONSULTING AGREEMENT

THIS AGREEMENT is made as of [Effective Date to be filled in here] (“Effective Date”) by and between Hill-Rom Holdings, Inc. (“Company”) and Peter Soderberg in his individual capacity (“Consultant”).

WITNESSETH

WHEREAS, the Company and its affiliates are engaged in the healthcare industry throughout the United States and abroad including, but not limited to, the design, manufacture, sale, service and rental of hospital beds and stretchers, hospital furniture, medical-related architectural products, specialty sleep surfaces (including therapeutic surfaces), movable medical equipment as well as other medical-related accessories, devices and products;

WHEREAS, Consultant retired from the Company on [retirement date to be filled in here], at which time the parties contemplated that Consultant would make himself available from time to time following his retirement to perform certain consulting services until April 30, 2012; and

WHEREAS, the Company and Consultant (collectively referred to herein as the “Parties” or individually as a “Party”) acknowledge and agree that the execution of this Agreement is necessary to memorialize the terms and conditions of their engagement as well as to protect the Company’s confidential information, goodwill and other legitimate business concerns.

NOW THEREFORE, in consideration of the promises and mutual covenants contained herein, and in further consideration of each act done pursuant to this Agreement by either of the Parties hereto, the Parties agree as follows:

1. Independent Contractor. Effective the Effective Date, the Company hereby engages Consultant, and Consultant accepts such engagement, as an independent contractor to provide the consulting services described herein based upon the terms and conditions set forth in this Agreement. It is mutually understood and agreed that Consultant shall not be considered an employee, agent or partner of the Company and neither Party shall have any authority to bind the other in any respect. Consultant shall not engage in any conduct or communication which would create any appearance that he was able to bind the Company in any regard.

2. Duties of Consultant. Upon request of the Company and on a mutually agreeable basis, Consultant agrees to [Description of work to be filled in here at time of execution by the Parties], and such other services as may be mutually agreed from time to time by the Consultant and the Company’s Chief Executive Officer. Consultant shall report to the Company’s Chief Executive Officer. Except as specifically otherwise provided in this Agreement, Consultant shall not be prohibited from providing consulting or other services (other than in full-time employment) to any third party.

3. Performance of Duties. Consultant agrees to perform such Consulting Services in an ethical and professional manner. Consultant agrees to comply with and be bound by all laws, rules and regulations that are applicable to the performance of said services, including all requirements regarding Equal Employment Opportunity, the provisions of Executive Orders 11246 and 13201 (as may be applicable) as well as all related rules and regulations. Consultant shall comply with the policies of the Company to the extent applicable to its independent service-providers, including, without limitation, applicable policies regarding the confidentiality, privacy and ownership of Company information. At no time during the term of this Agreement will Consultant provide any consulting services or similar services to any individual or entity which competes with the Company or any Affiliate (defined below).

4. Consultant’s Agents and Employees. This is a personal service agreement. Consultant shall not use agents, employees or subcontractors to perform the services under this Agreement or otherwise delegate to any person or entity such services, without the written consent of the Company. Consultant shall be liable hereunder for the acts and/or omissions of any agent or employee of Consultant and shall cause all such individuals involved in providing services to the Company hereunder to execute all documents and to do all things necessary to hold in strictest confidence all trade secrets and Confidential Information, consistent with and disclosed pursuant to the terms of this Agreement and to otherwise fully comply with the terms and conditions of this Agreement. Additionally, Consultant acknowledges that he is solely responsible for compliance with all applicable laws governing his relationship with his agents, employees and subcontractors, specifically including federal, state and local law concerning wages, hours, terms and conditions of employment, unemployment compensation, workers compensation, social security and other payroll withholdings and employment taxes.

5. Conflict of Interest. Consultant represents and warrants that he is unaware of any agreement which would in any way prohibit or interfere with the performance of any services by Consultant contemplated hereunder. Moreover, Consultant hereby warrants that this Agreement does not present any conflict of interest or otherwise interfere with any pre-existing obligations he may otherwise have. Consultant agrees that if any conflict of interest should arise during the term of this Agreement, Consultant shall promptly notify the Company of such conflict and the Company may, at his option, immediately cancel this Agreement. Consultant agrees to indemnify the Company Indemnified Parties (as defined in Section 11 below) from and against any legal action brought against it by a third party based on any alleged breach by Consultant of any such agreement, conflict of interest or other obligation.

6. Compensation and Hours. During the term of this Agreement, Consultant will be paid an annualized rate of $500,000 (“Consulting Fee”) plus $2,000 per day for each eight hour day (“Consulting Per Diem Amount”) or $250 per hour (“Consulting Hourly Amount”) Consultant performs services under this Agreement . Except as provided below, the Consulting Fee will be paid at the same intervals as Consultant’s salary was paid to Consultant while employed by the Company. With respect to the Consulting Per Diem Amount and/or Consulting Hourly Amount, within ten (10) days after the end of each calendar month during the term of this Agreement, Consultant will provide the General Counsel of the Company a report reflecting each day (and/or hour) worked as a Consultant under this Agreement during such month, and within fourteen (14) days of the receipt of such report, the Company will pay Consultant the Consulting Per Diem Amount for such month based on the days worked as reflected in the report. If during the term of this Agreement, the Agreement is terminated by the Company without Consultant’s breach, or Consultant terminates this Agreement because of the Company’s breach after providing the Company notice of such breach with reasonable disclosure of the circumstances of such breach and a reasonable opportunity to cure such breach if cure is possible, Consultant shall receive any remaining balance of the Consulting Fee as and when it otherwise is payable for the remainder of the term. If Consultant dies at any time during the term of this Agreement, all amounts unpaid and due Consultant (including unpaid Consulting Fees through the last day of the term) shall be paid to Consultant’s estate.

Notwithstanding the immediately preceding paragraph, no payments due and payable hereunder will be paid to Consultant during the first six (6) months following Consultant’s separation from service from the Company (which is anticipated to occur immediately prior to the Effective Date) (or for such shorter period if the term of this Agreement is less than 6 months), and any and all Consulting Fees, Consulting Per Diem Amounts and/or Consulting Hourly Amounts earned in the first six months (or shorter period) following the Effective Date will be paid in one lump sum on the day following the six month anniversary of such separation from service. It is anticipated that, during term of this Agreement (as provided at Section 10 below), Consultant shall not perform any services for the Company (or any other entity that would be considered a “service recipient” along with the Company under Treasury Regulation Section 1.409A-1(g)) in excess of 20% of the time Consultant expended to perform services for the Company (and any other such service recipient) during the 36 months preceding the Effective Date. The Company and Consultant agree that, during term of this Agreement (as provided at Section 10 below), Consultant shall not perform services under this Agreement for the Company (or any other entity that would be considered a “service recipient” along with the Company under Treasury Regulation Section 1.409A-1(g)) in excess of 20% of the time Consultant expended to perform services for the Company (and any other such service recipient) during the 36 months preceding the Effective Date. Consultant shall be solely responsible for monitoring his hours worked to remain at or below the aforementioned 20% threshold.

7. Expenses. Consultant shall be reimbursed for any reasonable and ordinary actual and out of pocket travel or other business expenses, including lodging and use of rental cars, undertaken at the specific request of and for the sole benefit of the Company. To be eligible for such reimbursement, Consultant shall comply with the Company’s travel and other business expense reimbursement policies applicable to its senior executives in arranging and paying for all travel related and other such business expenses associated with the services to be performed hereunder and shall be required to complete an appropriate expense form, which shall be accompanied by copies of appropriate receipts or other documentation evidencing the amount of and purpose for such expenses. All such business expenses, other than travel expenses, shall be borne by Consultant unless specifically pre-approved in writing by the Company. Any mileage expenses shall be reimbursed at the applicable rate published by the Internal Revenue Service.

8. Taxes. The Company shall issue after the end of each calendar year a Form 1099 reporting all payments made to Consultant under the terms of this Agreement. Consultant shall be solely responsible for all Federal, State and local taxes applicable to the amounts paid by the Company under this Agreement. Consultant will be solely responsible for any wages to be paid to his employees and related expenses, including applicable taxes due on any monies paid to Consultant’s employees. Consultant agrees to indemnify, hold harmless and immediately reimburse the Company Indemnified Parties (defined below) for any and all tax obligations, penalties or attorneys’ fees incurred by the Company on account of any such payments. In no case shall the Company be liable for any additional payments to Consultant due to any tax liability incurred but not anticipated by the Parties at the time this Agreement was first entered into. Prior to signing this Agreement, Consultant had been advised, and is being advised by this Agreement, to consult with an attorney or tax advisor of Consultant’s choice concerning its terms and conditions.

9. Code Section 409A. The terms of the Agreement shall be construed and shall be paid in such manner as necessary to fall within the applicable exemptions to Code Section 409A, as provided under Treasury Regulations Sections 1.409A-1, et. seq, or to the extent applicable, to comply with Code Section 409A and the Treasury Regulations issued under Treasury Regulation Section 1.409A-1, et. seq. To the extent a provision of the Agreement is contrary to or fails to address the minimum requirements of Section 409A of the Code and applicable guidance issued thereunder, the Company may, in its sole discretion, take such steps as it deems reasonable to provide the coverage or benefits provided under the Agreement so as to comply with Section 409A of the Code and the guidance issued thereunder; provided, however, that, any and all tax liability and penalties resulting from non-compliance with Section 409A of the Code shall remain the sole responsibility of the Consultant.

10. Term of Agreement. Except as otherwise provided herein, this Agreement shall be in full force and effect from the Effective Date until April 30, 2012, at which time this Agreement will be deemed to have expired and terminated without further notice or obligation to Consultant, unless extended in no less than six (6) month increments pursuant to a written agreement signed by both Parties.

11. Indemnification. Consultant agrees to indemnify, defend and hold harmless the Company, its affiliates and each of their respective directors, officers, employees, representatives and agents (“Company Indemnified Parties”) from and against any and all claims, damages, losses, liability, expenses and costs (including attorneys’ fees) that may be incurred by or asserted against any of the Company Indemnified Parties on account of or arising out of any act or omission by Consultant, including its agents, employees and assigns in conjunction with the performance of services hereunder. The Company shall, to the maximum extent permitted under applicable law, indemnify Consultant for, and hold him harmless against, all acts and omissions of Consultant hereunder taken or not taken in the good faith reasonable belief (i) that such action or omission is in the best interests of the Company, and (ii) that the action or omission is lawful; except that this indemnification shall not apply in the case of Consultant’s gross negligence, willful misconduct or bad faith.

12. Limitation of Liability. The Parties agree that in no event shall either of them be liable to the other for any incidental, special, indirect, or consequential damages which may arise under this Agreement, specifically including, without limitation, loss of anticipated profits or other economic loss in connection with, or raising out of, this Agreement.

13. Assignment of Rights.

(a)	Copyrights. Consultant agrees that all works of authorship fixed in any tangible medium of expression by him during the term of this Agreement relating to the Company’s business (“Works”), either solely or jointly with others, shall be and remain exclusively the property of the Company. Each such Work created by Consultant is a “work made for hire” under the copyright law and the Company may file applications to register copyright in such Works as author and copyright owner thereof. If, for any reason, a Work created by Consultant is excluded from the definition of a “work made for hire” under the copyright law, then Consultant shall, and does hereby assign, sell, and convey to the Company the entire rights, title, and interests in and to such Work, including the copyright therein, to the Company. Consultant will execute any documents that the Company deems necessary in connection with the assignment of such Work and copyright therein. Consultant will take whatever steps and do whatever acts the Company requests, including, but not limited to, placement of the Company’s proper copyright notice on Works created by Consultant to secure or aid in securing copyright protection in such Works and will assist the Company or its nominees in filing applications to register claims of copyright in such Works. The Company shall have free and unlimited access at all times to all Works and all copies thereof and shall have the right to claim and take possession on demand of such Works and copies.

(b)	Inventions. All discoveries, concepts, and ideas, whether patentable or not including, but not limited to, apparatus, processes, methods, compositions of matter, techniques, and formulae, as well as improvements thereof or know-how related thereto, relating to any present or prospective product, process, or service of the Company (“Inventions”) that Consultant conceives or makes as a result of or in connection with this Agreement, shall become and remain the exclusive property of the Company, whether patentable or not. Consultant hereby assigns to the Company all of Consultant’s rights, title, and interests in and to such Inventions, any applications for United States and foreign Letters Patent, any United States and foreign Letters Patent, and any renewals thereof granted upon such Inventions, and Consultant will, without royalty or any additional consideration:

1)	Inform the Company promptly and fully of such Inventions by written reports, setting forth in detail the procedures employed and the results achieved;

2)	Assign to the Company all of Consultant’s rights, title, and interests in and to such Inventions, any applications for United States and foreign Letters Patent, any United States and foreign Letters Patent, and any renewals thereof granted upon such Inventions;

3)	Assist the Company or its nominees, at the expense of the Company, to obtain such United States and foreign Letters Patent for such Inventions as the Company may elect; and

4)	Execute, acknowledge, and deliver to the Company at the Company’s expense such written documents and instruments, and do such other acts, such as giving testimony in support of Consultant’s inventorship, as may be necessary in the opinion of the Company, to obtain and maintain United States and foreign Letters Patent upon such Inventions and to vest the entire rights and title thereto in the Company and to confirm the complete ownership by the Company of such Inventions, patent applications, and patents.

14. Company Property. All records, files, drawings, documents, data in whatever form, equipment, and the like relating to, or provided by, the Company shall be and remain the sole property of the Company. Upon termination of this Agreement, Consultant agrees to immediately return to the Company all such items without retention of any copies and without additional request by the Company.

15. Limitation on Intellectual Property Rights. The Parties agree that the foregoing provision shall not be construed to include any works or inventions which are not related to the Company’s business or to the Company’s Confidential Information, which were developed entirely by Consultant through his own efforts and resources, or developed by Consultant for other third parties except as may be prohibited by the restrictive covenants contained herein.

16. Confidential Information.  Consultant acknowledges that the Company and its affiliated entities (herein collectively referred to as “Companies”) possess certain trade secrets as well as other confidential and proprietary information which they have acquired or will acquire at great effort and expense. Such information may include, without limitation, confidential information, whether in tangible or intangible form, regarding the Companies’ products and services, marketing strategies, business plans, operations, costs, current or prospective customer information (including customer identities, contacts, requirements, creditworthiness, preferences, and like matters), product concepts, designs, prototypes or specifications, research and development efforts, technical data and know-how, sales information, including pricing and other terms and conditions of sale, financial information, internal procedures, techniques, forecasts, methods, trade information, trade secrets, software programs, project requirements, inventions, trademarks, trade names, and similar information regarding the Companies’ business(es) (collectively referred to herein as “Confidential Information”). Consultant further acknowledges that, prior to and during the term of this Agreement, Consultant has had and will have access to, will become acquainted with, and/or may help develop, such Confidential Information. Confidential Information shall not include information readily available in the public so long as such information was not made available through fault of Consultant or wrong doing by any other individual.

17. Restricted Use of Confidential Information.  Consultant agrees that all Confidential Information is and shall remain the sole and exclusive property of the Company and/or its affiliated entities. Except as may be expressly authorized by the Company in writing, Consultant agrees not to disclose, or cause any other person or entity to disclose, any Confidential Information to any third party during the term of this Agreement and for as long thereafter as such information remains confidential (or as limited by applicable law). Further, Consultant agrees to use such Confidential Information only in the course of Consultant’s duties in furtherance of the Company’s business and agrees not to make use of any such Confidential Information for Consultant’s own purposes or for the benefit of any other entity or person.

18. Acknowledged Need for Limited Restrictive Covenants.  Consultant acknowledges that the Companies have spent and will continue to expend substantial amounts of time, money and effort to develop their business strategies, Confidential Information, customer identities and relationships, goodwill and employee relationships, and that Consultant will benefit from these efforts. Further, Consultant acknowledges the inevitable use of, or near-certain influence by Consultant’s knowledge of, the Confidential Information disclosed to Consultant during the course of employment if allowed to compete against the Company in an unrestricted manner and that such use would be unfair and extremely detrimental to the Company. Accordingly, based on these legitimate business reasons, Consultant acknowledges the Company’s need to protect its legitimate business interests by reasonably restricting Consultant’s ability to compete with the Company on a limited basis.

19. Non-Solicitation.1  Until the later of (x) the end of the term of this Agreement or (y) eighteen (18) months after the Effective Date, Consultant agrees not to directly or indirectly engage in the following prohibited conduct:

(a)	Solicit, offer products or services to, or accept orders for, any Competitive Products or otherwise transact any competitive business with, any customer or entity with whom Consultant had contact or transacted any business on behalf of the Company (or any Affiliate thereof) during the eighteen (18) month period preceding the termination of this Agreement or about whom Consultant possessed, or had access to, confidential and proprietary information;

(b)	Attempt to entice or otherwise cause any third party to withdraw, curtail or cease doing business with the Company (or any Affiliate thereof), specifically including customers, vendors, independent contractors and other third party entities;

(c)	Disclose to any person or entity the identities, contacts or preferences of any customers of the Company (or any Affiliate thereof), or the identity of any other persons or entities having business dealings with the Company (or any Affiliate thereof);

(d)	Induce any individual who has been employed by or had provided services to the Company (or any Affiliate thereof) within the six (6) month period immediately preceding the termination of this Agreement, to terminate such relationship with the Company (or any Affiliate thereof);

(e)	Assist, coordinate or otherwise offer employment to, accept employment inquiries from, or employ any individual who is or had been employed by the Company (or any Affiliate thereof) at any time within the six (6) month period immediately preceding such offer, or inquiry;

(f)	Otherwise attempt to directly or indirectly interfere with the Company’s business, the business of any of the Companies or their relationship with their employees, consultants, independent contractors or customers.

20. Limited Non-Compete.  For the above-stated reasons, and as a condition of employment to the fullest extent permitted by law, Consultant agrees during the Relevant Non-Compete Period not to directly or indirectly engage in the following competitive activities:

(a)	Consultant shall not have any ownership interest in, work for, advise, consult, or have any business connection or business or employment relationship in any competitive capacity with any Competitor unless Consultant provides written notice to the Company of such relationship prior to entering into such relationship and, further, provides sufficient written assurances to the Company’s satisfaction that such relationship will not, jeopardize the Company’s legitimate interests or otherwise violate the terms of this Agreement;

(b)	Consultant shall not engage in any research, development, production, sale or distribution of any Competitive Products, specifically including any products or services relating to those for which Consultant provided any services for the eighteen (18) month period preceding the termination of this Agreement;

(c)	Consultant shall not market, sell, or otherwise offer or provide any Competitive Products to any customer of the Company with whom Consultant had contact (either directly or indirectly) or consulted with at any time during the eighteen (18) month period preceding the termination of this Agreement;

21. Non-Compete Definitions.  For purposes of this Agreement, the Parties agree that the following terms shall apply:

(a)	“Affiliate” includes any parent, subsidiary, joint venture, or other entity controlled, owned, managed or otherwise associated with the Company;

(b)	“Competitive Products” shall include any product or service that directly or indirectly competes with, is substantially similar to, or serves as a reasonable substitute for, any product or service in research, development or design, or manufactured, produced, sold or distributed by the Company;

(c)	“Competitor” shall include any person or entity that offers or is actively planning to offer any Competitive Products and may include (but not be limited to) any entity identified on the Company’s Illustrative Competitor List, attached hereto as Attachment 1, which may be amended from time to time to reflect changes in the Company’s business and competitive environment (updated competitor lists will be provided to Consultant upon reasonable request);

(d)	“Relevant Non-Compete Period” shall mean the period commencing on the Effective Date and ending on the later of (x) the date of termination of this Agreement and (y) eighteen (18) months after the Effective Date, regardless of the reason for such termination;

(e)	“Directly or indirectly” shall be construed such that the foregoing restrictions shall apply equally to Consultant whether performed individually or as a partner, shareholder, officer, director, manager, employee, salesman, independent contractor, broker, agent, or consultant for any other individual, partnership, firm, corporation, company, or other entity engaged in such conduct.

22. Consent to Reasonableness.  In light of the above-referenced concerns, including Consultant’s knowledge of and access to the Companies’ Confidential Information, Consultant acknowledges that the terms of the foregoing restrictive covenants are reasonable and necessary to protect the Company’s legitimate business interests and will not unreasonably interfere with Consultant’s ability to obtain alternate employment. As such, Consultant hereby agrees that such restrictions are valid and enforceable, and affirmatively waives any argument or defense to the contrary. Consultant acknowledges that this limited non-competition provision is not an attempt to prevent Consultant from obtaining other employment in violation of IC §22-5-3-1 or any other similar statute. Consultant further acknowledges that the Company may need to take action, including litigation, to enforce this limited non-competition provision, which efforts the Parties stipulate shall not be deemed an attempt to prevent Consultant from obtaining other employment.

23. Survival of Restrictive Covenants and Other Rights and Obligations.  Consultant and the Company agree that the above restrictive covenants, as well as the Consultant’s (or his estate’s) entitlement to any unpaid amounts due under Section 6 and his indemnification rights and obligations set forth in Section 11, shall survive the termination of this Agreement for any reason. Consultant agrees that it would be difficult to measure any damages to the Company from a breach of the above-referenced restrictive covenants, but acknowledges that the potential for such damages would be great, incalculable and irremediable, and that monetary damages alone may be an inadequate remedy. Accordingly, Consultant agrees that the Company shall be entitled to seek immediate injunctive relief against such breach, or threatened breach, in any court having jurisdiction. In addition, if Consultant violates any such restrictive covenant, Consultant agrees that the period of such violation shall be added to the applicable term of the restriction. Consultant acknowledges that the remedies described above shall not be the exclusive remedies, and the Company may seek any other remedy available to it either in law or in equity, including, by way of example only, statutory remedies for misappropriation of trade secrets, and including the recovery of compensatory or punitive damages. Consultant further agrees that the Company shall be entitled to an award of all costs and attorneys’ fees incurred by it in any attempt to enforce the terms of this Agreement. Consultant further acknowledges that any alleged breach by the Company of any contractual, statutory or other obligation shall not excuse or terminate the obligations hereunder or otherwise preclude the Company from seeking injunctive or other relief. Rather, Consultant acknowledges that such obligations are independent and separate covenants undertaken by Consultant for the benefit of the Company.

24. Post-Termination Notification.  For the duration of Consultant’s Relevant Non-Compete Period or other restrictive covenant period, which ever is longer, Consultant agrees to promptly notify the Company no later than five (5) business days of Consultant’s acceptance of any employment or consulting engagement. Such notice shall include sufficient information to ensure Consultant’s compliance with Consultant’s non-compete obligations and must include at a minimum the following information:  (i) the name of the employer or entity for which Consultant is providing any consulting services; (ii) a description of Consultant’s intended duties as well as (iii) the anticipated start date. Such information is required to ensure Consultant’s compliance with Consultant’s non-compete obligations as well as all other applicable restrictive covenants. Such notice shall be provided in writing to the Office of Vice President and General Counsel of the Company at 1069 State Road 46 E, Batesville, Indiana 47006. Failure to timely provide such notice shall be deemed a material breach of this Agreement. Consultant further consents to the Company’s notification to any new employer of Consultant’s rights and obligations under this Agreement.

25. Scope of Restrictions.  If the scope of any restriction contained in any preceding paragraphs of this Agreement is deemed too broad to permit enforcement of such restriction to its fullest extent, then such restriction shall be enforced to the maximum extent permitted by law, and Consultant hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

26. Notices. Unless otherwise provided herein, all notices, demands, consents, waivers and other communications required or permitted under this Agreement must be in writing and will be deemed to have been properly given (a) if delivered by hand, effective upon receipt, (b) if sent by certified or registered mail, postage prepaid, return receipt requested, effective three (3) days after mailing, or (c) if sent by a nationally recognized overnight delivery service, effective upon receipt, in each case to the appropriate addresses set forth below, or to such other addresses as a Party may designate by written notice to the other Party:

To:	To Consultant:
Hill-Rom Holdings, Inc. 1069 State Road 46 East Batesville, Indiana 47006	Peter Soderberg To such address as directed by Consultant in writing to the Company

Attn: Chief Executive Officer

With a required copy to:

Hill-Rom Company, Inc.

c/o Legal Department

1069 State Route 46 East

Batesville, Indiana 47006

Attention: General Counsel

27. Severability. The Parties agree that each and every paragraph, sentence, clause, term and provision of this Agreement shall be severable, and if any portion of this Agreement shall be held or declared to be illegal, invalid, or unenforceable, such illegality, invalidity, or unenforceability shall not affect any other portions hereof, and the remainder of this Agreement, disregarding such invalid portion, shall continue in full force and effect as though such void provision had not been contained herein.

28. Force Majeure. Neither Party shall be liable for damages which may result from any delay or failure in performance due to acts of God or public authorities, war and war measures, civil unrest, fire, epidemics or labor disputes; provided, however, that the Party whose performance is impacted by any such event or circumstance provides prompt and reasonable notice to the other Party describing such event or circumstance, uses commercially reasonable efforts to mitigate the impact of such event or circumstance on such Party’s obligations hereunder and performs its or his obligations to the maximum extent and as soon as possible.

29. Successors and Assigns. The Company may assign this Agreement or any of its obligations or rights hereunder to any of its subsidiaries. The rights and obligations of the Company under this Agreement shall inure to its benefit, its successors and affiliated companies and shall be binding upon the successors and assigns of the Company. This Agreement, being personal to the Consultant, cannot be delegated or assigned by Consultant without the Company’s written consent and any attempt to do so shall render this Agreement null and void.

30. Modification and Waiver. This Agreement may not be amended except by a written agreement executed by both Parties. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver unless expressly so stated in writing. No waiver shall be implied from conduct or a failure to enforce rights or a delay in enforcing rights. No waiver shall be binding unless executed in writing by the Party making the waiver.

31. Governing Law. This Agreement shall be construed as an Agreement made in the State of Indiana and shall be governed and construed in accordance with the laws of the State of Indiana without regard to any other state’s conflicts of law principles. The Parties expressly agree that it is appropriate for Indiana law to apply to: (i) the interpretation of this Consulting Agreement; (ii) any disputes arising out of this Consulting Agreement; and (iii) any disputes arising out of their business relationship.

32. Choice of Forum. Consultant acknowledges that the Company is based in Indiana, and understands and further acknowledges the Company’s desire and need to defend any litigation against it in Indiana. Accordingly, the Parties agree that any claim of any type brought by Consultant against the Company or any of its affiliated entities, employees or agents must be maintained only in a court sitting in Marion County, Indiana, or Ripley County, Indiana, or, if a federal court, the Southern District of Indiana, Indianapolis Division. Consultant further understands and acknowledges that in the event the Company initiates litigation against Consultant, the Company may need to prosecute such litigation in his forum state, in the State of Indiana, or in such other state where Consultant is subject to personal jurisdiction. Accordingly, the Parties agree that the Company can pursue any claim against the Representative in any forum in which Consultant is subject to personal jurisdiction. Consultant specifically consents to personal jurisdiction in the State of Indiana.

33. Outside Representations. Consultant represents and acknowledges that in signing this Agreement he does not rely, and has not relied, upon any representation or statement made by the Company or by any of the Company’s employees, officers, agents, stockholders, directors or attorneys with regard to the subject matter, basis or effect of this Agreement or otherwise.

34. Voluntary Execution. Consultant acknowledges that he has carefully read and fully understands all of the terms and conditions of this Agreement, that he has entered into this Agreement voluntarily and that he has executed this Agreement after having had the opportunity to consult with an attorney of his choice concerning its terms and conditions.

35. Entire Agreement. This Agreement shall constitute the entire agreement and understanding between the Company and Consultant and shall supersede and replace all prior and contemporaneous agreements and understandings, written or oral, between the Parties concerning any matter, with the exception of [the Separation and Release Agreement signed by Consultant on {INSERT DATE} and] [parties to determine if bracketed text is applicable at time of execution] the post-employment restrictive covenants set forth in any employment agreement previously executed by Consultant, to the extent not inconsistent herewith. All other agreements between the Parties and/or between Consultant and the Company or any subsidiary thereof shall be deemed void except as expressed herein.

IN WITNESS WHEREOF, the Parties have signed or caused a duly-authorized agent thereof to sign, the Agreement on their behalf and thereby acknowledge their intent to be bound by the same.

HILL-ROM HOLDINGS, INC.	PETER SODERBERG
By:	By:

Title:	Title:

Date:	Date:

(Rev. 09.08.09)

Attachment 1

ILLUSTRATIVE COMPETITOR LIST

The following is an illustrative, non-exhaustive list of Competitors with whom Consultant may not, during Consultant’s relevant non-compete period, directly or indirectly engage in any of the competitive activities proscribed by the terms of Consultant’s Consulting Agreement.

- Amico Corporation
- APEX Medical Corp.
- Aramark Corporation
- Barton Medical Corporation
- CareMed Supply, Inc.
- Corona Medical SAS
- Dukane Communication Systems, a
division of Edwards Systems
Technology, Inc.
- Anodyne Medical Device, Inc. - Apria Healthcare Inc. - Ascom (Ascom US, Inc.) - B.G. Industries, Inc. - Comfortex, Inc. - Custom Medical Solutions - Freedom Medical, Inc.
- Gaymar Holding Company, LLC (Gaymar Industries, Inc.)	- GF Health Products, Inc. (Graham Field)
- Getinge Group (Arjo; Getinge; Maquet; Pegasus; Huntleigh Technology Plc (Huntleigh Healthcare, LLC))	- Handicare AS (Romedic, Inc.) - Horcher GmbH
- Human Care HC AB - Industrie Guido Malvestio S.P.A.	- Intego Systems, Inc. (formerly known as Wescom Products, Inc.)
- Invacare Corporation	- Joerns Healthcare, Inc.
- Joh. Stiegelmeyer & Co., GmbH (Stiegelmeyer)	- Kinetic Concepts, Inc. (KCI)
- Linet (Linet France, Linet Far East)	- MedaSTAT, LLC
- Medline Industries, Inc.	- Merivaara Corporation
- Modular Services Company	- Molift
- Nemschoff Chairs, Inc.	- Paramount Bed Company, Ltd.
- Nurture by Steelcase, Inc.	- Pardo
- Pegasus Airwave, Inc.	- Premise Corporation
- Prism Medical Ltd (Waverly Glen)	- Radianse, Inc.
- Rauland-Borg Corporation	- Recovercare, LLC (Stenbar, T.H.E. Medical)
- SIZEwise Rentals, LLC	- Statcom (Jackson Healthcare Solutions)
- Stryker Corporation	- Sunrise Medical (Ted Hoyer and Company)
- Tempur-Pedic Medical, Inc.	- Tele-Tracking Technologies, Inc.
- Universal Hospital Services, Inc.	- V. Guldmann A/S
- Voelker AG

While the above list is intended to identify the Company’s primary competitors, it should not be construed as all encompassing so as to exclude other potential competitors falling within the Non-Compete definitions of “Competitor.” The Company reserves the right to amend this list at any time in its sole discretion to identify other or additional Competitors based on changes in the products and services offered, changes in its business or industry as well as changes in the duties and responsibilities of the individual Consultant. An updated list will be provided to Consultant upon reasonable request.

(Revised list December 2008)

[1]	Non-solicit (§19) and non-compete (§20) are open for discussion with Peter.